[redacted]

13010487

TED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2013
11 REGISTRATIONS BRANCH

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SEC FILE NUMBER
8-68631

A 3/4

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Town Hall Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue, 16th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Merlo 212-715-0495
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

5430 Wade Park Boulevard, Suite 208	Raleigh	North Carolina	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5/13

OATH OR AFFIRMATION

I, Kenneth Merlo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Town Hall Capital, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Compliance Officer

Title

Notary Public

MICHAEL PHILIP TEMPESTA, ESQ.
Notary Public, State of New York
No. 02TE6176147
Qualified in ~~Richmond~~ NEW YORK County
Commission Expires ~~10-29-2011~~ 12/6/2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Town Hall Capital, LLC

Statement of Financial Condition

As of December 31, 2012

FILED PURSUANT TO RULE 17a-5(e)(3) OF THE SECURITIES EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT.

The report accompanying the statement of financial condition was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

Town Hall Capital, LLC

Statement of Financial Condition

As of December 31, 2012

Town Hall Capital, LLC

Contents

Tel: 919-754-9370
Fax: 919-754-9369
www.bdo.com

5430 Wade Park Boulevard
Suite 208
Raleigh, NC 27607

Independent Auditor's Report

The Member
Town Hall Capital, LLC:

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Town Hall Capital, LLC (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

Certified Public Accountants
February 19, 2013

Financial Statement

Town Hall Capital, LLC

Statement of Financial Condition

December 31,		2012
Assets		
Cash	$	153,422
Accounts receivable		554,900
Prepaid and other current assets		34,123
Fixed assets, net of accumulated depreciation		15,823
Total Assets	$	758,268
Liabilities and Member's Equity		
Accrued commissions payable	$	291,892
Accounts payable and accrued expenses		29,716
Total Liabilities		321,608
Member's Equity		436,660
Total Liabilities and Member's Equity	$	758,268

See accompanying notes to the financial statement.

1. Summary of Business Activities and Significant Accounting Policies

Town Hall Capital, LLC (the "Company") is a limited liability company incorporated in the State of Delaware. The Company is a registered broker-dealer regulated by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company was incorporated on February 12, 2010 and commenced operations as a registered broker-dealer upon receipt of its membership agreement with FINRA on February 8, 2011.

Town Hall Holdings, LLC, an affiliate of Morgan Creek Capital Management, LLC ("Morgan Creek"), is the owner of the Company.

The Company is a placement agent raising capital primarily from institutional investors for interests in private equity funds and private equity fund of funds (collectively, "Private Equity Funds") and hedge funds and hedge fund of funds (collectively, "Hedge Funds") that are not publicly traded. In addition, the Company serves as the distributor for a Morgan Creek-sponsored closed-end registered investment company.

Basis of Presentation

The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes. Actual results could differ from those estimates and those differences could be material.

Cash

Cash represents balances held in demand accounts at financial institutions, and, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company maintains bank accounts at financial institutions; although these financial institutions may have credit risk, the Company has not experienced any losses to date.

Accounts Receivable

Accounts receivable are comprised of receivables for placement fees and distribution fees, retainers, and expense reimbursements. Certain placement fees are paid over multiple years and are discounted to reflect net present value. As of December 31, 2012, there were no unamortized discounts related to receivables booked at net present value. The Company evaluates collectability of its accounts receivable and determines if an allowance for uncollectible accounts is necessary based on historical payment information or known customer financial concerns. As of December 31, 2012, the Company did not deem an allowance for uncollectible accounts to be necessary.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of 5 years for equipment and software and 7 years for furniture and fixtures.

The Company reviews its long-lived assets, including property and equipment, whenever changes in events or circumstances indicate that the carrying amount of assets may not be fully recoverable in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 360-10, *Property, Plant and Equipment*. The Company did not record any long-lived asset impairment during the year ended December 31, 2012.

Concentration of Credit Risk

The Company derives almost all its revenues from three clients and there is a concentration of receivables at December 31, 2012 associated with these customers.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. As such, the members are individually liable for reporting their share of the Company's net income.

In accordance with ASC 740, *Income Taxes*, management has analyzed the Company's tax positions taken with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction), and has concluded that no provision for income tax is required in the Company's financial statements.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense. During the year, the Company did not accrue any such interest or penalties.

2. Fixed Assets

December 31	2012
Equipment and software	$ 15,738
Furniture and fixtures	7,117
Total fixed assets	22,855
Less: accumulated depreciation	7,032
Total fixed assets, net of accumulated depreciation	$ 15,823

3. Lease Commitments

The Company leases its office space primarily under a non-cancelable operating lease, which expires during 2013. Future minimum payments under this lease amount to $20,140. The Company does not have any other non-cancelable lease commitments with terms of one year or more as of December 31, 2012.

4. Related Party Transactions

Morgan Creek made $18,298 of purchases on behalf of the Company during 2012. The Company has reimbursed Morgan Creek $17,851 for these purchases and has accrued an additional $447 which is currently included in "accounts payable and accrued expenses" on the statement of financial condition.

5. Regulatory Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, as the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2012, the Company had regulatory net capital of $128,333 and a required minimum regulatory net capital of $21,441.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money to, customers and, accordingly, is exempt from SEC Rule 15c3-3, under the provision in section k(2)(i).

6. Subsequent Events

The Company has evaluated subsequent events for the year ended December 31, 2012 through February 19, 2013, which was the date the financial statement was available to be issued. No events or transactions have occurred or are pending that would have a material effect on the financial statements at that date or for the period then ended.